UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AMERICAN APPAREL, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

023850100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850100		SCHEDULE 13D

1	Name of Reporting Persons Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds * PF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,310,300 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,310,300 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,310,300 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person * IN

* See Instructions

CUSIP No. 023850100	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 747 Warehouse Street, Los Angeles, CA 90021.

Item 2.	Identity and Background.

(a)-(c)     This statement is being filed by Ronald W. Burkle, an individual.  The principal office address of Mr. Burkle is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.  The principal business of Mr. Burkle is investing. The present principal occupation or employment of Mr. Burkle is as the managing member of The Yucaipa Companies LLC, a private investment group, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(d)-(e)     Mr. Burkle has not during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  Mr. Burkle has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Burkle is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required to acquire the Common Stock described in Item 5 was approximately $5,929,547.45, net of commissions. All funds in respect of such transactions were personal funds.

Item 4.	Purpose of Transaction.

Mr. Burkle has acquired the shares reported in Item 5 in open market transactions since June 10, 2010 because, in his opinion, such shares were undervalued by the market at the time they were acquired.

Mr. Burkle currently holds his shares of Common Stock for investment purposes. However, Mr. Burkle intends to closely monitor the Company’s performance and may modify his plans in the future depending on his evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors, opportunities that may be available to the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of Mr. Burkle and other factors deemed relevant by Mr. Burkle.  In connection with the activities described above, Mr. Burkle may communicate with, and express his views to, other persons regarding the Company, including, without limitation, the board of directors and management of the Company, other shareholders of the Company and potential strategic or financing partners.

Mr. Burkle may in the future exercise any and all of his rights as shareholders of the Company in a manner consistent with his equity interests.  Depending on his evaluation of the factors listed above, Mr. Burkle may take such actions with respect to his holdings in the Company as he deem appropriate in light of circumstances existing from time to time.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

In addition, Mr. Burkle may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock.

CUSIP No. 023850100	SCHEDULE 13D

As of the date of this Schedule 13D, except as set forth above, Mr. Burkle does not have any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Burkle is the direct beneficial owner of 4,310,300 shares of Common Stock.  Based upon the 71,447,445 shares of Common Stock outstanding as of April 14, 2010, as reported by the Company in its Third Amendment to its Annual Report on Form 10-K/A for the annual period ended December 31, 2009, the number of shares of Common Stock directly beneficially owned by Mr. Burkle represent approximately 6.0% of the Common Stock.

(b)           Mr. Burkle has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by him.

(c)           The tables below set forth purchases of the shares of the Common Stock by Mr. Burkle during the last 60 days. All of such purchases were effected, as indicated, in broker transactions on the American Stock Exchange.

Transactions Effected by Mr. Burkle

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
June 10, 2010	3,360,000	$1.2496
June 14, 2010	587,300	$1.7325
June 15, 2010	260,000	1.9882
June 21, 2010	103,000	$1.9074

(d)           Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Burkle.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than set forth above, Mr. Burkle does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP No. 023850100	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle